UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

In connection with its extraordinary shareholder meeting to be held on August 25, 2025 at 9:00 A.M., Beijing Time (or August 24, 2025 at 9:00 P.M., Eastern Time) (the “Meeting”), Youxin Technology Ltd (the “Company”) hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card, as Exhibits 99.1 and 99.2 hereto, respectively.

Exhibit Number	Description of Exhibit
99.1	Notice and Proxy Statement of Extraordinary Shareholder Meeting for August 25, 2025
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On August 1, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer